Exhibit (a)(5)(lxxviii)

On December 14, 2010, John McGlade, Chairman, President and Chief Executive Officer of Air Products and Chemicals, Inc., gave a presentation at the Bank of America Merrill Lynch 2010 Global Industries Conference relating to various matters.  Below is a transcript of the portions of the presentation related to Air Products’ tender offer for all of the outstanding shares of common stock of Airgas, Inc.  The presentation was posted for replay.

Air Products and Chemicals, Inc.
Bank of America Merrill Lynch 2010 Global Industries Conference
December 14, 2010

* * *

John:
Before I get into that though, I will make a comment on another subject that we’re associated with, that is our tender offer for Airgas. I think those of you who have followed us or them know that we put out late last week a best and final offer. We expect to play that best and final offer out through a decision by the Delaware courts. And that’s pretty much the sum total of what we’ll talk to about that today.

* * *

The bottom line of that is your ability to drive in an area higher differential growth and higher profitability. And frankly, that’s part of the reasoning behind the pursuit of Airgas for the package gas segment that they have here in the United States, but as you’ll see in subsequent slides, that’s an action that we took as a result of this strategy work, but we’re also taking similar actions in other parts of the globe, obviously not at that size.

* * *

Q:
Hi. Thanks for taking my question. You talked about supply chain leverage and cross selling opportunities, and obviously, if you don’t get Airgas, you’re going to not have the packaged gas segment that would help get that leverage. Do you have a plan B to get packaged gas?

John:	Yeah, absolutely. And Airgas, from my point of view, when we looked at the various aspects of our portfolio globally, fit very nicely, from a U.S. point of view.

* * *

When we went down this path, I thought it was an important aspect to build out the U.S. portfolio, but at a price that I was willing to pay for it and not beyond. And we had alternatives to that. We have alternatives to that, and that’s part of the logic behind our best and final of last week, which is we need to move on if we can’t conclude this in a timely manner.

* * *

In my mind, this is an execution of a strategy of the integrated model, and there will be different ways to execute that in different areas. More specifically, to your question, I mean, the best way to answer that is when you look at, first, our logic around pursuing Airgas, it was always in a manner of I wasn’t going to put the organic growth opportunities, our ability to buy up a partner’s share, should they want to sell, in jeopardy, so that really was the base in what we were prepared to do.

* * *